Exhibit 99.1

BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”)  for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended September 30, 2011 provides an update to our annual MD&A dated June 8, 2011 for the fiscal year ended March 31, 2011.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2011.

Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.  We have determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we have prepared U.S. GAAP reconciliations in the notes to our consolidated financial statements, and our systems are set-up to capture U.S. GAAP information.  As permitted by Canadian securities regulatory authorities, we adopted U.S. GAAP for financial reporting purposes effective April 1, 2011.  All historical amounts presented have been recast to reflect U.S. GAAP.  We will continue to monitor developments in IFRS standards, and our intent will be to move to IFRS if and when adopted in the United States.

The Company’s reporting currency is the U.S. dollar. This MD&A is dated October 31, 2011.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW
We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light (<5.9-litre), medium (5.9- to 8.9-litre), heavy-duty (11- to 16-litre) and high horsepower (>16-litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

Since our founding in 1995, we have focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel.  Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine and truck original equipment manufacturers ("OEMs") to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs.  Our strategic partnerships with OEMs provide access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium-duty and heavy-duty as follows:
•
Westport Light-Duty (“Westport LD”), which is currently composed of Westport Light Duty Inc. (formerly, Juniper Engines Inc.), OMVL S.p.A. (“OMVL”) and, as of July 1, 2011, Emer S.p.A. (“Emer”), designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive and industrial markets.  Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM light-duty automotive and industrial markets.  Westport LD also offers OMVL and Emer brand aftermarket kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) and LPG.  Westport LD leverages the advanced engineering of Westport Innovations Inc. and the precision high volume manufacturing of our Italian operations OMVL and Emer.  For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary packagers globally. The Juniper brand engine provides robust performance for material handling, municipal, construction, and other harsh and challenging applications.  Westport LD currently supplies Clark Material Handling with Juniper 2.4L CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally.  The Juniper 2.4L engine is also available for stationary applications such as engine power units for oilfield and agricultural installations and for electrical power generation.  Effective August 3, 2011, the name of Juniper Engines Inc. was formally changed to Westport Light Duty Inc.  This was a change of name only, and the business continues unaffected.  Westport Light Duty Inc. will continue to use the “Juniper” brand.

•
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., serves the medium and heavy-duty engine markets. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for a CWI engine is typically carried on a vehicle as CNG or liquefied natural gas (“LNG”). CWI engines are produced at Cummins plants in the United States, China and India allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems, and distribution and sales networks.

•
Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

We have entered into agreements to capitalize on the growth of alternative fuel engines in other geographic markets. In July 2010, we formally invested and received a 35% interest in Weichai Westport Inc. (“WWI”), an agreement among Westport, Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., to focus on the Chinese market. WWI intends to research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy-duty trucking, power generation and shipping applications. WWI utilizes Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market.

On July 1, 2011, we acquired Emer.  Upon closing, we paid consideration of $39.7 million (€25.6 million), which consisted of $17.6 million (€12.1 million) in cash and 881,860 shares of Westport.  The purchase price includes the assumption of approximately $77.0 million (€53.0 million) in existing debt in Emer. Post-closing, we repaid $36.3 million (€25.0 million) of the debt, leaving $40.7 million (€28.0 million) in debt.

On September 7, 2011, we entered into an agreement with Shell to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas-powered vehicles (“LNGV”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.  Under the terms of the agreement, both companies will leverage their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver a superior integrated commercial solution to participating customers, initially in North America. Also, the companies will collaborate to develop industry standards for LNG as a new transportation fuel in support of their on-going efforts to maintain the highest health, safety and sustainable development practices.

On September 23, 2011, we raised $34.3 million (CDN $36.0 million) through the issuance of debentures offered by Macquarie Private Wealth Inc. (“Macquarie”), on a private placement basis, to replace previously issued debentures that matured in July 2011.  The debentures are unsecured and subordinated to senior indebtedness, which mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The debentures are not listed on any stock exchange.  Westport paid Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

On September 28, 2011, we announced that a new natural gas Westport WiNG™ Power System (WiNG™) will be available in the Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers. The F-250 and F-350 pickup trucks can also run on ordinary gasoline.  As part of the product launch with Ford Super Duty Pickup Trucks, Westport LD has unveiled the new WiNG™ system, an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers.

On October 12, 2011, we purchased 100% of Alternative Fuel Vehicle Sweden AB (“AFV”) of Gothenburg, Sweden for approximately $7.6 million (SEK 51.0 million).  The purchase price consists of a closing amount of approximately $3.1 million (SEK 21 million), of which $2.1 million (SEK 14.3 million) was paid in cash and $1.0 million (SEK 6.7 million) in shares of Westport's common stock with the number of shares calculated using a 20-day volume-weighted average price. Westport also assumed AFV's existing debt of approximately $1.2 million (SEK 8.2 million) and repaid a $0.4 million (SEK 2.8 million) shareholder loan to Göteborg Energi. The total purchase price also includes earn-out payments of $2.8 million (SEK 19.0 million) payable in Westport shares and tied to revenue and production milestones to be achieved no later than December 31, 2014.

For the three months ended September 30, 2011, our consolidated revenues increased $36.1 million, or 80.4%, to $81.0 million from $44.9 million for the three months ended September 30, 2010.  This increase in revenue was driven by an increase in Westport LD revenue of $17.3 million as we began consolidating Emer on July 1, 2011 and increases in CWI and Westport HD revenue of $18.2 million and $0.6 million, respectively.

For the six months ended September 30, 2011 and 2010, consolidated revenue was $125.9 million and $70.4 million, respectively, an increase of $55.5 million, or 78.9%.  The increase relates primarily to higher CWI product and parts revenue of $23.0 million and $2.9 million, respectively, Westport LD revenue of $28.2 million, and Westport HD revenue of $5.1 million, partially offset by a decrease in service fee revenue of $3.7 million.

Consolidated net loss attributable to the Company for the three months ended September 30, 2011 was $13.2 million, or $0.27 loss per diluted share, compared to a $6.2 million net loss, or $0.16 loss per diluted share, for the three months ended September 30, 2010.  The $7.0 million increase in net loss was primarily due to an increase in net loss in Westport LD of $3.5 million and Westport HD net loss of $5.6 million, partially offset by an increase in CWI net income of $2.1 million.

For the six months ended September 30, 2011 and 2010, net loss was $31.3 million, or a loss of $0.66 per diluted share, and $14.3 million, or a loss of $0.36 per diluted share, respectively.  The increase in net loss was driven by an increase in Westport HD net loss of $15.2 million due to higher Westport HD and corporate operating expenses of $12.7 million, a decrease in service revenue of $3.7 million, and Westport LD net loss of $5.9 million driven by investments in our North American LD business.  This is partially offset by an increase in our 50% share of CWI net income of $3.5 million and higher net income from investments accounted for by the equity method of $0.6 million.

As of September 30, 2011, our cash, cash equivalents and short-term investments balance was $105.6 million compared to $180.3 million at March 31, 2011.  For the six months ended September 30, 2011, cash used in operations was $37.7 million with $18.6 million used for operating purposes and $19.1 million used for working capital.  We also paid cash of $6.5 million (net of cash acquired) for our acquisition in Emer, purchased $5.1 million of property and equipment, advanced loans of $6.1 million, repaid our subordinated debenture notes and Emer’s long term debt totaling $52.1 million, repaid Emer’s operating lines of credit of $3.1 million, and repaid our short-term debt of $0.2 million.  We issued shares through the exercise of stock options, which resulted in an additional $1.2 million in cash and raised $33.0 million net of financing costs from the issuance subordinated debenture notes.  We were impacted by foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulting in a favorable $1.9 million impact on our cash, cash equivalents and short-term investment balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI and BTIC Westport Inc. (“BWI”) as variable interest entities, equipment, furniture and leasehold improvements, intangible assets, goodwill, revenue recognition, inventories, stock-based compensation and warranty liability.  The application of these and other accounting policies are described in Note 2 of our fiscal year 2011 annual consolidated financial statements and our 2011 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair value measurements and disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and transfers between Levels 1, 2, and 3.  This update was effective for the Company on April 1, 2011.  The adoption of this update increased our disclosure requirements on the fair value of our financial instruments, which is included in note 18.

Intangibles - Goodwill and Other
In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.  This update was effective for the Company on April 1, 2011.  Adoption of this update did not have any impact on the consolidated financial statements.

Business Combinations
In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations.  A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  This update is effective prospectively for acquisitions on or after April 1, 2011 for the Company.   As a result of adopting this update, the additional disclosures required by this update were made of the Company’s acquisition of Emer.

Multiple-Deliverable Revenue Arrangements:
In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011.  Adoption of this update did not have any impact on the Company’s consolidated financial statements.

Fair Value Measurements
In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments provide clarification and/or additional requirements relating to the following: 1) application of the highest and best use and valuation premise concepts; 2) measurement of the fair value of instruments classified in an entity’s shareholders’ equity; 3) measurement of the fair value of financial instruments that are managed within a portfolio; 4) application of premiums and discounts in a fair value measurement; and 5) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Comprehensive Income
In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have any impact on the Company’s financial position, results of operations or cash flows.

Intangibles - Goodwill and other
In September 2011, the FASB provided amendments to the goodwill impairment test.  Previous guidance required entities to test goodwill for impairment by calculating the fair value of a reporting unit and comparing it with its carrying amount (step 1) then measuring the amount of impairment loss if the fair value is less than the carrying amount (step 2).  Under the amendments of this Update, an entity now has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  These amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Company will be applying this update when performing its annual goodwill impairment test as of January 31, 2012.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
During the six month period ended September 30, 2011, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements.

FINANCIAL OVERVIEW
RESULTS FROM OPERATIONS - for the three and six months ended September 30, 2011

Product revenue for the three months ended September 30, 2011 increased $38.0 million, or 111.1%, to $72.2 million from $34.2 million in the prior year period. CWI product revenue increased from $24.8 million to $41.2 million as a result of higher shipments of engines.  CWI delivered 1,625 units in the quarter ended September 30, 2011 compared to 1,096 units in the quarter ended September 30, 2010.  CWI recorded kit revenue of $0.3 million and natural gas engine margin of $0.1 in the quarter ended September 30, 2011 compared to $0.5 million and $0.6 million in the prior year period, respectively, as deliveries to a customer in India was completed in the prior year period.  Westport HD product revenue for the three months ended September 30, 2011 increased to $5.3 million with 85 Westport HD systems delivered compared to $1.0 million with 19 systems delivered in the prior year period.  Westport LD product revenue increased to $25.7 million for the three months ended September 30, 2011 compared to $8.4 million in the prior year period driven by the consolidation of Emer in the current year period.

For the six months ended September 30, 2011 and 2010, product revenue was $109.4 million and $53.1 million, respectively, representing an increase of 106.0%.  CWI product revenue for the six months ended September 30, 2011 increased 53.1% to $66.3 million on sales of 2,681 units compared to $43.3 million and 1,820 units in the prior year period, which was primarily attributed to higher sales volume of ISL G engines in the Americas.  Westport HD revenues for the six months ended September 30, 2011 increased 340.0% to $6.6 million on shipments of 102 HD systems compared to $1.5 million and 25 HD systems in the prior year period. Westport LD revenues for the six months ended September 30, 2011 increased 335.7% to $36.6 million compared to $8.4 million in the prior year period as we began consolidating Westport LD from July 2, 2010 and the consolidation of Emer in the current year period.

Product Revenue by Geographic Region
(as a percentage of revenue)

	Three months ended		Six months ended
	September 30		September 30
	2011	2010	2011	2010
Americas	59%	65%	60%	64%
Asia	17%	14%	17%	12%
Rest of the world	24%	21%	23%	24%

Parts revenue for the three months ended September 30, 2011 was $8.5 million compared to $6.7 million in the prior year period, an increase of $1.8 million, or 26.9%.  CWI parts revenue for the three months ended September 30, 2011 was $8.0 million compared with $6.1 million in the prior year period due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period.  Westport HD parts revenue remained flat at $0.5 million for the three months ended September 30, 2011 and 2010.

Parts revenue for the six months ended September 30, 2011 was $16.2 million compared to $13.3 million in the prior year period, an increase or $2.9 million, or 21.8%.  CWI parts revenue for the six months ended September 30, 2011 was $14.8 million compared with $11.9 million in prior year period.  Westport HD parts revenue remained flat at $1.3 million for the six months ended September 30, 2011 and 2010.

Service revenue for the three and six months ended September 30, 2011 was $0.4 million compared to $4.1 million in the prior year periods.  This decrease is due to the timing of delivering certain milestones during the periods.  All costs associated with the Volvo development agreements are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $8.0 million to $25.8 million, or 32.0% of total revenue, for the three months ended September 30, 2011 compared to $17.8 million, or 39.7% of total revenue, in the prior year period.  CWI product gross margin and product gross margin percentage for the three months ended September 30, 2011 were $17.6 million and 42.7%, respectively, compared to $10.5 million and 42.3%, respectively, for the prior year period.  This increase in gross margin percentage was due primarily to a reduction in warranty accrual rates compared to the prior year period due to improved product reliability and product mix.  CWI parts gross margin percentage remained consistent at 39.4% in the three months ended September 30, 2011 compared to the prior year period.

Westport HD gross margin (including product, parts and service) and gross margin percentage for the three months ended September 30, 2011 were negative $0.2 million and negative 3.5%, respectively, compared to positive $2.8 million and 49.7%, respectively, in the prior year period.  Westport HD product margin for the three months ended September 30, 2011 was negative $0.4 million driven by launch customer pricing. This compares to a negative $1.4 million Westport HD product gross margin in the prior fiscal year period as a result of a campaign expense of $1.2 million.  Westport HD also recorded a negative parts margin of $0.2 million compared with a positive $0.1 million in the prior year period.

Westport LD gross margin and gross margin percentage for the three months ended September 30, 2011 were $5.3 million and 20.6%, respectively, compared to $2.1 million and 25.4%, respectively, in the prior year period. Westport LD’s gross margin and gross margin percentage were negatively impacted by the step up of Emer’s inventory when allocating the purchase price to the assets acquired and assumed liabilities.  The step up in inventory increased cost of goods sold by $2.8 million.  Taking this into consideration, Westport LD gross margin and gross margin percentage would have been $8.1 million and 31.4%, respectively.

Gross margin and gross margin percentage for the six month period ended September 30, 2011 were $41.0 million and 32.6%, which compares to $26.6 million and 37.8% for the six month period ended September 30, 2010, respectively. The changes in gross margin and gross margin percentage were mainly due to lower warranty accruals and product mix in CWI and the consolidation of Emer as previously noted.

Research and development expenses, net of program funding, for the three months ended September 30, 2011 increased $5.5 million to $13.9 million compared with $8.3 million for the prior fiscal year period. CWI’s net research and development expenses decreased $0.2 million from $2.5 million to $2.3 million during the three months ended September 30, 2011.  The decrease in CWI research and development expense related primarily to an increase in government funding of $0.4 million offset by higher material and salary related costs associated with product development of $0.2 million.  Westport HD research and development expenses increased $2.5 million to $7.4 million during the three months ended September 30, 2011, primarily as a result of expenses related to the Company’s development agreement with Volvo of $3.3 million compared to $0.3 million in the prior comparative quarter.  Westport LD research and development expenses increased $3.3 million to $4.2 million during the three months ended September 30, 2011 and was related to efforts to expand product offerings to light-duty automotive OEMs and the consolidation of Emer.

For the six months ended September 30, 2011, research and development expenses increased $10.1 million, or 66.8%, to $25.2 million compared to $15.1 million in the prior year period. CWI research and development expenses decreased $0.6 million primarily to an increase in government funding of $1.3 million offset by higher material and salary related costs associated with product development of $0.7 million. Westport HD research and development expenses, which includes cost incurred under the Volvo development agreements, were $15.4 million compared with $9.5 million in prior year period primarily as a result of an increase in costs incurred under the Volvo development agreements in the current year of $6.9 million compared with $0.4 million in the prior year period. Westport LD research and development expenses were $5.8 million compared with $1.0 million in the prior year period primarily related to efforts to expand product offerings to light-duty automotive OEMs and consolidation of Emer in the current year period.

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Three months		Six months ended
	ended September 30		ended September 30
	2011	2010	2011	2010
Research and development expenses	$14,524	$8,572	$27,299	$15,735
Program funding	(637)	(231)	(2,062)	(647)
Research and development, net	$13,887	$8,341	$25,237	$15,088

General and administrative expenses for the three months ended September 30, 2011 increased $3.2 million to $6.9 million compared with $3.7 million in the prior year period primarily due to an increase in Westport HD administrative costs of $1.2 million related to increased headcount to support this growing business. CWI general and administrative expenses remained flat at $0.3 million for the three months ended September 30, 2011 and 2010.  Westport LD general and administrative expenses increased by $2.0 million to $2.7 million and were primarily due to the consolidation of Emer.

For the six months ended September 30, 2011, general and administrative expenses increased $7.2 million from $6.2 million in the prior year period to $13.4 million in the current year due to an increase in Westport HD administrative costs of $2.5 million related to increased headcount to support this growing business, an increase in stock-based compensation of $0.9 million and expenses of $1.5 million relating to the acquisition of Emer.  CWI general and administrative expenses remained flat at $0.6 million for the six months ended September 30, 2011 and 2010.  Westport LD general and administrative expenses increased $3.0 million to $3.7 million primarily due to the consolidation of Emer in the current year to date and the consolidation of Westport LD beginning on July 1, 2010 in the prior year period.

Sales and marketing expenses for the three months ended September 30, 2011 increased $3.0 million to $7.7 million compared to $4.7 million in the prior year period.  CWI’s sales and marketing expenses increased by $3.2 million for the three months ended September 30, 2011 compared to $1.3 million in the prior year period.  The increase in CWI sales and marketing expense was related primarily to a policy expense of $1.2 million and increases in market development, support and travel expenditures of $0.4 million.  Westport HD sales and marketing expenses increased by $0.9 million to $3.7 million during the three months ended September 30, 2011 primarily due to increases in stock-based compensation of $0.3 million and increases in OEM related market development, support and travel expenditures of $0.6 million.  Westport LD sales and marketing expenses increased by $0.5 million to $0.8 million during the three months ended September 30, 2011 and was related to OEM and market development initiatives and the consolidation of Emer.

For the six month period ended September 30, 2011, sales and marketing expenses increased by $6.6 million from $8.4 million in the prior year period to $15.0 million in the current year.  CWI sales and marketing expenses increased by $3.1 million to $6.0 million in the current year period primarily due to higher policy related expenditures incurred of $2.0 million and increases in market development, support and travel expenditures of $1.1 million.  Westport HD expenses increased $2.5 million to $7.7 million dollars in the current year period due to increases in stock-based compensation of $0.8 million and increases in OEM related market development, support and travel expenditures of $1.7 million.  Westport LD expenses increased $1.0 million to $1.3 million in the current year period and were related to OEM and market development initiatives and the consolidation of Emer in the current year period.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to the Sellers of OMVL.  For the three months ended September 30, 2011, we recognized a net foreign exchange gain of $2.0 million with the movement in the Canadian dollar relative to the U.S. dollar.  This compares to a net foreign exchange loss of $0.2 million in the prior year period.  For the six months ended September 30, 2011, we recognized a net foreign exchange gain of $2.0 million compared to a net foreign exchange gain of $0.4 million in the comparative period.  A majority of the foreign exchange gain for the three and six months ended September 30, 2011 is unrealized.

Depreciation and amortization for the three and six months ended September 30, 2011 was $2.7 million and $3.5 million compared to $0.8 million and $1.2 million, respectively, for the same periods in the prior year.  The increases relate to depreciation of property and equipment and intangible assets acquired in the purchase of Emer.

Income from investment accounted for by the equity method relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010.  For the three and six months ended September 30, 2011 we recorded $0.4 million and $0.9 million, respectively, of income from our interest in WWI.  For the three months ended September 30, 2010 we recorded $0.5 million of income from our interest in WWI. For the six month period ended September 30, 2010 we recorded income from WWI in the second quarter that was partially offset by losses from our interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.) resulting in a net equity income of $0.3 million.

Interest on long-term debt and amortization of discount expense for three months ended September 30, 2011 was $0.6 million and relates to accretion expense relating to the long-term payable to the Sellers of OMVL of $0.1 million, interest expense on the CDN $36.0 million debenture units issued on September 23, 2011 bearing interest at 9% per annum of $0.1 million and interest expense on Emer senior financing facilities of $0.4 million.

Interest on long-term debt and amortization of discount expense for six months ended September 30, 2011 was $1.5 million and relates to the accretion of the discount on the CDN $15.0 million debenture units issued on July 3, 2008 and bearing interest at 9% per annum of $0.9 million, accretion expense relating to the long-term payable to the Sellers of OMVL of $0.2 million, interest expense on the CDN $36.0 million debenture of $0.1 million and interest expense on Emer senior financing facilities of $0.4 million.

Interest on long-term debt and amortization of discount expense for the three and six months ended September 30, 2010 of $0.8 million and $1.5 million related to interest and accretion on the CDN $15.0 million subordinated debenture notes.

Income tax expense for the three months ended September 30, 2011 was $5.0 million compared to $3.4 million in the prior year period.  The current year quarter amount included $5.5 million related to CWI income taxes, and Emer income tax recovery of $0.5, while in the prior year period, $3.2 million related to CWI and $0.2 million related to OMVL. Westport HD is in a loss position, and the related future tax assets on losses carried forward are subject to a full valuation allowance.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  In the current year quarter, future income tax recoveries were recorded for CWI and Emer of $1.7 million and $1.0 million, respectively, while in the prior year quarter future income tax recoveries were recorded for CWI and OMVL of $0.1 million and $0.2 million, respectively.  For the six months ended September 30, 2011 and 2010, consolidated income tax expense was $8.8 million and $5.2 million, respectively, with the both the current and prior period amount relating primarily to CWI.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY
As at September 30, 2011, our cash, cash equivalents and short-term investment position was $105.6 million, a decrease of $74.7 million from $180.3 million at March 31, 2011.  Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For six months ended September 30, 2011, our cash used in operations was $37.7 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $18.6 million.  Changes in non-cash working capital resulted in a reduction of $19.1 million.  The $19.1 million change in working capital was impacted, by increases in warranty liability of $2.1 million and deferred revenue of $2.0 million offset by decrease in accounts payable and accrued liabilities of $6.3 million and increases in accounts receivable of $10.4 million, inventory of $0.8 million, and prepaid expenses of $5.7 million.  Cash used in investing activities included cash paid to acquire Emer of $6.5 million (net of cash acquired), purchase of fixed assets of $5.1 million and loan advances of $6.2 million offset by net proceeds from the sale of short-term investments of $10.8 million. Cash provided by financing activities included $33.0 million net of financing costs raised from the issuance of subordinated debenture notes and $1.2 million in shares issued for stock option exercises.  This is offset by repayment of our previous subordinated debt of $15.5 million, Emer long-term debt of $36.6 million, Emer operating lines of credit of $3.1 million and our short-term debt of $0.2 million.

Foreign exchange resulted in a positive adjustment to cash and cash equivalents of $3.6 million as a large portion of our cash balances are maintained in Canadian dollars and European Euro, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING
For the three months ended September 30, 2011 and 2010 the weighted average number of shares used in calculating the loss per share was 48,239,201 and 39,668,516, respectively.  During the three months ended September 30, 2011, we granted nil stock options and 20,750 share units relating to our long-term incentive programs.  The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	September 30, 2011		October 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	48,361,518		48,363,041
Share Options
- Outstanding	387,949	9.16	386,426	9.15
- Exercisable	289,280	8.18	287,757	8.17
Share Units
- Outstanding	1,255,917	N/A	1,255,917	N/A
- Exercisable	276,931	N/A	276,931	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11
Units shipped	1,202	1,044	730	1,115	1,036	775	1,073	1,710
(expressed in thousands of United States dollars except for per share amounts)

Product revenue	$28,557	$27,503	$18,870	$34,189	$30,976	$26,440	$37,162	$72,232
Parts revenue	$7,814	$6,957	$6,621	$6,663	$8,553	$7,622	$7,704	$8,458
Engineering Service Revenue	$-	$-	$-	$4,052	$-	$4,076	$-	$351
Total revenue	$36,371	$34,460	$25,491	$44,904	$39,529	$38,138	$44,866	$81,041

Cost of sales	$22,080	$22,983	$16,738	$27,082	$26,663	$20,499	$29,663	$55,236
Gross margin	$14,291	$11,477	$8,753	$17,822	$12,866	$17,639	$15,203	$25,805
Gross margin percentage	39%	33%	34%	40%	33%	46%	34%	32%

Net loss for the period attributable to the Company	$(6,857)	$(11,700)	$(8,050)	$(6,217)	$(13,495)	$(14,380)	$(18,113)	$(13,162)

Loss per share:
Basic	$(0.20)	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)
Diluted	$(0.20)	$(0.32)	$(0.20)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)

Company's 100% share of CWI net income	$5,570	$5,666	$3,034	$5,280	$3,160	$4,524	$5,886	$9,394

CWI net income attributable to the Company	$2,785	$2,833	$1,517	$2,640	$1,580	$2,262	$2,943	$4,697

(1) Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Contractual obligations and commitments have been disclosed in our annual MD&A dated June 8, 2011 and are substantially unchanged except that we settled our subordinated debenture notes.

On July 1, 2011, we acquired 100% of Emer and as a result assumed an existing debt within Emer of $42.4 million.  The senior financing agreement of $26.5 million bears interest at the 6-month Euribor plus 2.5% and are repayable on a quarterly basis.  The senior revolving facility of $12.1 million bears interest at the 6-month Euribor plus 2.50% and will be repaid through payments of $6.7 million and $5.4 million on March 31, 2016 and September 30, 2017, respectively.  The revolving financing facility of $1.9 million is classified as a current liability.

On July 3, 2011, our subordinated debenture notes matured, and we repaid the principal of CDN $15.0 million plus accrued interest.

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures.  The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.  We paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering.

On October 13, 2011, the Company, along with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., contributed additional capital into WWI.  The Company contributed $1.0 million (RMB 6.3 million).

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS
Commitments and contingencies have been disclosed in our annual MD&A dated June 8, 2011 and are substantially unchanged.

BUSINESS RISKS AND UNCERTAINTIES
An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.  A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of U.S. dollars)
	Three months ended		Six months ended
		September 30		September 30
	2011	2010	2011	2010

Cash flow from operations
Net loss for the period	$(8,465)	$(3,670)	$(23,642)	$(10,312)
Items not involving cash:
Depreciation and amortization	2,683	804	3,536	1,264
Stock-based compensation expense	1,993	1,425	4,205	2,057
Future income tax expense (recovery)	(2,758)	(316)	(2,657)	(290)
Change in deferred lease inducements	(25)	(12)	(39)	(25)
Income from investment accounted for by the equity method	(436)	(455)	(881)	(300)
Accretion of long-term debt	156	496	772	889
Other	76	-	141	(160)

Cash flows from operations before changes in non-cash operating working capital	$(6,776)	$(1,728)	$(18,565)	$(6,877)

20